United States Securities and Exchange Commission
Washington, D.C.   20549

Form 12b-25

Notification of Late Filing

(Check one):
___ Form 10-K    __ Form 20-F   __ Form 11-K    ___ Form 10-Q    X  Form N-SAR

For the Period Ended:           12/31/2008

Part I - Registrant Information

Full Name of Registrant

Z-Seven Fund Inc.

Former Name if Applicable



Address of Principal Executive Office (Street & Number)

1819 S. Dobson Road
Suite 207
Mesa, Arizona 85202-5656

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(a) the reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

X (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report transition report on form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In 2008, the Z-Seven Fund changed service providers, resulting in the need to have relevant financial and tax data transferred across multiple entities. Additionally, the custodian to the fund underwent various organizational changes affecting the fx trade and reconciliation processes during 2008. Therefore, as a result, all necessary tax and financial information could not be sufficiently compiled in order to complete the Form N-SAR filing required on March 2, 2009.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

      Karen Shupe
      804-267-7417

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months been filed?

        Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

        No

(Name of Registrant as Specified in Charter) THE Z SEVEN FUND, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   03/02/2009                     By:  /s/ Barry Ziskin
                                                     ----------------------
                                                      Barry Ziskin
                                                      Chairman